UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2006

Western Wind Energy Corp. ———————————————————————————————————
(Translation of registrant’s name into English)

632 Foster Avenue Coquitlam, British Columbia V3J 2L7
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Wind Energy Corp.

Date: October 1, 2006	By:	/s/ Jeffrey J. Ciachurski
	Name:	Jeffrey J. Ciachurski
	Title:	CEO and Director

EXHIBIT INDEX

Exhibit No.	Description

99.01	News Release
99.02	MD&A
99.03	CEO Certificate
99.04	CFO Certificate
99.05	Audited Financial Statements
99.06	Request Form
99.07	Voting Instruction Form
99.08	Notice of Meeting
99.09	Information Circular
99.10	Proxy
99.11	News Release
99.12	Interim MD&A
99.13	Interim CEO Certificate
99.14	Interim CFO Certificate
99.15	Interim Financial Statements
99.16	News Release
99.17	Material Change Report